Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Reports First Quarter 2018 Results

HOLON, ISRAEL, May 9, 2018 –– Compugen Ltd. (Nasdaq: CGEN), a clinical-stage cancer immunotherapy company and a leader in predictive target discovery, today reported financial results for the first quarter ended March 31, 2018.

“Key developments in the first quarter of 2018 support Compugen’s position as a leader in predictive discovery of new drug targets, and as an emerging clinical-stage immuno-oncology therapeutics company,” said Anat Cohen-Dayag, Ph.D., President and CEO of Compugen. “In late March, we filed an IND application for COM701, our leading first-in-class immuno-oncology therapeutic program targeting PVRIG. The FDA informed us that the IND application review can be completed once we provide additional information regarding COM701’s assay method at a lower recommended starting dose. We have already initiated activities to provide the information to the Agency, and do not anticipate that this will impact our timelines and overall clinical plans.”

“Preclinical data suggest that our PVRIG inhibitor may trigger an anti-tumor immune response alone and in combination with TIGIT and/or PD-1 inhibitors in many cancers. As COM701 is the first clinical antibody candidate targeting PVRIG to be available for testing dual and triple combinations with TIGIT and PD-1 inhibitors, we believe it places Compugen in a unique position and gives us a competitive edge in the immuno-oncology space.”

“In the first quarter of the year, we also entered into a license agreement with MedImmune, the global biologics research and development arm of AstraZeneca. With this agreement we monetized one of our pipeline assets, in applications where we do not have existing development plans, to provide capital to support our ongoing development programs.”

“In light of Bayer’s announcement that they plan to begin first-in-human trials for their ILDR2 antibody, we expect that two first-in-class immuno-oncology programs based on our discoveries will be in the clinic in 2018. Advancing a program from computer prediction to IND filing is a tremendous achievement, and we are excited about the potential for these programs to provide meaningful benefit to cancer patients in need,” concluded Dr. Cohen-Dayag.

Recent highlights:
•	Submitted IND application for COM701, a novel first-in-class therapeutic antibody targeting PVRIG.
•
Bayer presented preclinical data on BAY 1905254, its therapeutic antibody targeting ILDR2, at the annual meeting of the American Association of Cancer Research held in April 2018 and announced its plans to advance the program to clinical trial in 2018.

•
Entered into a license agreement with MedImmune, the global biologics research and development arm of AstraZeneca, to enable the development of bi-specific and multi-specific immuno-oncology antibody products based on one of Compugen’s pipeline programs.

Financial Results

Revenues for the first quarter of 2018 were $10 million, compared with $0 in the comparable period of 2017. The revenues for the quarter reflect the upfront payment of $10 million from the license agreement with MedImmune.

R&D expenses for the first quarter ended March 31, 2018, were $7.1 million, compared with $6.7 million for the comparable period in 2017. The increase in R&D expenses continues to reflect preclinical development activities, including those supporting the IND filing for COM701, as well as expenses associated with clinical-related activities in preparation for the Phase 1 trial expected to begin later in 2018.

Net income for the first quarter of 2018 was $0.1 million, or $0 per diluted share, compared with a net loss of $8.7 million, or $0.17 per diluted share, in the comparable period of 2017.

As of March 31, 2018, cash, cash related accounts, short-term and long-term bank deposits totaled $20.5 million, not including the $10 million payment from MedImmune received after the quarter end, compared with $30.4 million at December 31, 2017. The Company has no debt.

Conference Call and Webcast Information

Compugen will hold a conference call to discuss its first quarter 2018 results today, May 9, 2018, at 10:00 a.m. ET. To access the live conference call by telephone, please dial 1-888-407-2553 from the U.S., or +972-3-918-0610 internationally. The conference call will also be available via live webcast through Compugen’s website, located at the following link. Following the live audio webcast, a replay will be available on the Company’s website (www.cgen.com).

(Tables to follow)

About Compugen

Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive discovery infrastructure to identify novel drug targets and develop first-in-class therapeutics in the field of cancer immunotherapy. The Company’s therapeutic pipeline consists of immuno-oncology programs against novel drug targets it has discovered, including T cell immune checkpoints and myeloid target programs. Compugen’s business model is to selectively enter into collaborations for its novel targets and related drug product candidates at various stages of research and development. The Company is headquartered in Israel with R&D facilities in both Israel and South San Francisco, CA. Compugen’s ordinary shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN. For additional information, please visit Compugen's corporate website at www.cgen.com.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and describe opinions about possible future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. Moreover, the development and commercialization of therapeutic candidates involve many inherent risks, including failure or delay to progress to clinical trials or, if they progress to or enter clinical trials, failure to receive regulatory approval. These and other factors, including the ability to finance the Company, are more fully discussed in the "Risk Factors" section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Elana Holzman
Director, Investor Relations and Corporate Communications
Compugen Ltd.
Email: elanah@cgen.com
Tel: +972 (3) 765-8124

Investor Relations contact:
Burns McClellan, Inc.
Jill Steier
 Email: jsteier@burnsmc.com
Tel: 212-213-0006

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended
	March 31,
	2018	2017
	Unaudited	Unaudited

Revenues	10,000	-
Cost of revenues	350	-
Gross profit	9,650	-

Operating expenses
Research and development expenses, net	7,068	6,730
Marketing and business development expenses	378	326
General and administrative expenses	2,089	1,727
Total operating expenses	9,535	8,783

Operating income (loss)	115	(8,783)
Financing and other income (expenses), net	(11)	76
Net income (loss)	104	(8,707)

Basic and diluted net income (loss) per ordinary share	0.00	(0.17)
Weighted average number of ordinary shares used in computing basic net income (loss) per share	51,782,470	51,131,534
Weighted average number of ordinary shares used in computing diluted net income (loss) per share	51,975,785	51,131,534

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	March 31,	December 31,
	2018	2017
	Unaudited	Audited
ASSETS

Current assets
Cash, cash equivalents, short-term bank deposits and restricted cash	20,531	30,438
Trade Receivable	10,000
Other accounts receivable and prepaid expenses	1,451	741
Total current assets	31,982	31,179

Non-current assets
Long-term prepaid expenses	109	110
Severance pay fund	2,703	2,810
Property and equipment, net	4,274	4,647
Total non-current assets	7,086	7,567

Total assets	39,068	38,746

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Other account payables, accrued expenses and trade payables	5,508	6,194
Total current liabilities	5,508	6,194

Non-current liabilities
Accrued severance pay	3,155	3,255
Total non-current liabilities	3,155	3,255

Total shareholders' equity	30,405	29,297
Total liabilities and shareholders' equity	39,068	38,746